CIM Commercial Trust Corporation

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October 24, 2017

New Rating

Issuer Assigned ‘ilAA-’ Israel National Scale Rating, Outlook Stable; Proposed Series L Preferred Shares Of Up To NIS 900 Million Par Value Assigned ‘ilA-’ Rating

Primary Credit Analyst

Eyal Evron, 972-3-7539723 eyal.evron@spglobal.com

Secondary Credit Analyst

Snir Afek, 972-3-7539712 snir.afek@spglobal.com

Table of Contents

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Summary

Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd.  does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on October 24, 2017, the Hebrew version shall apply.

Rating Action
Rationale
Outlook
Modifiers
Related Criteria And Research

New Rating	October 24, 2017 | 1

New Rating

Issuer Assigned ‘ilAA-’ Israel National Scale Rating, Outlook Stable; Proposed Series L Preferred Shares Of Up To NIS 900 Million Par Value Assigned ‘ilA-’ Rating

Summary

•         CIM Commercial Trust Corporation (“the Company”) is a U.S. real estate investment trust (REIT) traded on NASDAQ that principally leases office buildings in the U.S. The Company’s properties are operated by companies controlled by CIM Group, which manages properties valued at over $18 billion across the U.S.A.

•         The Company’s business risk profile is mainly supported by the size of its portfolio, by the locations and quality of its properties, by the diversification and quality of its tenants and by its affiliation with the CIM Group which provides economies of scale and good access to market transactions and to the banking system. The Company’s business risk profile is however constrained by the portfolio’s geographic concentration in the state of California and especially in Oakland, by concentration on several material properties and by low operating margins compared to peers.

•         The Company’s financial risk profile is supported by low leverage and adequate debt and interest coverage ratios compared to peers, and by a convenient maturity schedule. We note that when calculating financial metrics we consider The Company’s preferred shares as debt and fixed dividend payments to their holders as interest payments.

•         We are assigning our ‘ilAA-’ Israel national scale issuer rating to CIM Commercial Trust Corporation and assigning our ‘ilA-’ Israel national scale issue rating to the proposed Series L preferred shares of up to NIS 900 million.

•         The rating assigned to CIM Commercial Trust Corporation preferred shares reflects a notching down of three notches compared to the issuer rating ‘ilAA-’: one notch due the Company’s ability to defer dividend payments without it being considered an issuer default; and two notches due to the preferred shares’ contractual subordination to the Company’s other obligations.

•         The stable outlook reflects our assessment that the Company’s portfolio will stabilize in the next 12 months following the expected completion of the property disposition plan by the end of 2017. We expect the portfolio to demonstrate stable operating performance as reflected in moderate growth in same-property revenues and an average occupancy rate exceeding 90%. The target ratios for the current rating are adjusted debt to debt and undepreciated equity below 55% and EBITDA interest coverage of about 1.8x

www.maalot.co.il	October 24, 2017 | 2

Rating Action

On October 24, 2017 , S&P Maalot assigned its ‘ilAA-’ Israel national scale issuer rating to CIM Commercial Trust Corporation which leases office space and operates a hotel in the U.S.A. The outlook is stable. S&P Maalot also assigned its ‘ilA-’ Israel national scale rating to the proposed Series L preferred shares of up to NIS 900 million par value.

Rationale

CIM Commercial Trust Corporation (““the Company”) is an American real estate investment trust (REIT) traded on NASDAQ. The REIT is principally held by private investors, mainly U.S. institutional investors, and partly by the public (about 2.5%). The Company’s portfolio is valued at about $1.6 billion (at fair value), following significant property dispositions this past year, and mainly includes 14 office buildings (excluding properties currently held for sale) and one hotel. The REIT’s properties are operated by companies affiliated with CIM Group, which manages properties valued at over $18 billion across the U.S.A. We note that an immaterial part of the Company’s business is providing loans to small business in the U.S. (some of which are guaranteed by the U.S. Small Business Administration 7(a) Guaranteed Loan Program).

The company’s business risk profile is supported by the size of its portfolio and by annual EBITDA exceeding $70 million (after the completion of the Company’s property disposition program), both adequate compared to peers; by the location and quality of its properties, which are compatible with its policy to invest in Class A properties in central locations in U.S. cities; by tenant diversification (217 different tenants) and tenant quality, as a large part of the properties are leased to government entities (~30% of annualized rent revenue) and to a major tenant (~15% of annualized rent revenue), Kaiser Foundation Health Plan, investment-grade rated ‘AA-’ by S&P Global Ratings; by high occupancy rates, about 93% on average; and by affiliation with CIM Group which provides economies of scale and good access to market transactions and to the banking system.

The Company’s business risk profile is, however, constrained by the portfolio’s geographic concentration in the State of California (~70% of NOI) and especially in Oakland; by concentration in three major properties, two office buildings in Oakland and a hotel in Sacramento (~40% of NOI); and by low operating margins compared to peers, stemming mainly, in our view, from high management fees compared to other rated companies.

We note that in the past two years the Company sold about $750 million worth of properties (fair value) and performed share repurchases and dividend distributions of about $1 billion, actions that decreased the size and diversification of the portfolio and adversely affected financial ratios. In particular, the Company disposed of several office building that matured or with lower-than-expected performance or whose matured, and of its multi-family properties in order to focus on the office segment. We expect the Company’s disposition plan to be completed with the selling of $380 million (net proceeds) worth of properties completed or signed in the third and fourth quarters of 2017. We understand that the Company does not plan any more major property dispositions and intends to maintain the current size of the portfolio and even attempt to expand it.

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The Company’s financial risk profile reflects low leverage and adequate debt and interest coverage ratios compared to peers. We note that when calculating financial metrics we consider preferred shares (the proposed Series L and the outstanding Series A) as financial debt and fixed dividend payments to their holders as interest payments. The Company’s financial risk profile is also supported by the financial policy presented to us, namely maintaining leverage commensurate with the current rating.

Our base-case scenario is based on the following major assumptions:

•         Preferred shares issuance of about $250 million par value which will mainly be used to replace about $200 million in existing bank loans and to acquire new properties.

•         Moderate growth (3%-5% per year) in revenues from existing contracts, supported by rent increases in contracts renewed in the past year.

•         Stability in rent gross margin in 2017-2019.

•         Annual general and administrative expenses (including management fees) at about 16% of revenues, similarly to previous years.

•         Dividend distribution based on company policy to distribute 40%-50% of FFO (funds from operations) or 2.0%-2.5% of NAV (net asset value).

Based on these assumptions, we expect the following leverage and debt coverage ratios:

•         Adjusted EBITDA/interest of 1.7x-2.0x.

•         Adjusted debt/EBITDA of 9.0x-10.0x.

•         Debt/debt and undepreciated equity of 45%-50%. We note that when using fair value figures, we expect this ratio to be 40%-45%.

Liquidity

We assess The Company’s liquidity as adequate. We expect the ratio between its sources and uses will exceed 1.2x in the next 12 months. This assessment is underpinned by the projected preferred share issuance, by positive operating cash flow, by completed property dispositions, by the use of issuance proceeds to repay bank loans and by additional expected distributions of property dispositions proceeds. The Company’s liquidity is further supported by about $670 million in unencumbered assets (at fair value) and by a convenient amortization schedule.

Following are the Company’s major sources and uses, as we estimate them, for the 12 months starting July 1, 2017:

www.maalot.co.il	October 24, 2017 | 4

Principal Liquidity Sources	Principal Liquidity Uses

•                  Preferred shares issuance, net of issuance expenses, of about $233 million.

•                  Operating cash flow of $40-45 million.

•                  Net proceeds of about $380 million from completed or signed property dispositions.

•                  Repayment of bank loans of about $200 million using issuance proceeds.

•                  Dividend distribution based on company policy.

•                  Additional share repurchases following completed property dispositions.

•                  Capital expenditures of about $10 million.

Outlook

The stable outlook reflects our assessment that the Company’s portfolio will stabilize in the next 12 months following the expected completion of the property disposition plan by the end of 2017. We expect the portfolio to demonstrate stable operating performance as reflected in moderate growth in same-property revenues and an average occupancy rate exceeding 90%. The target ratios for the current rating are adjusted debt to debt and undepreciated equity below 55% and EBITDA interest coverage of about 1.8x

Upside Scenario

A positive rating action would be possible if the company significantly increased portfolio size and diversification and improved operating performances (including occupancy rates) and additionally demonstrated an adjusted debt/debt and undepreciated equity ratio below 50% and EBITDA/Interest of about 2.5x.

Downside Scenario

A negative rating action would be possible if the portfolio’s operating performance deteriorated or if the Company significantly changed its composition and business focus. A negative rating action would also be possible if the company failed to meet the target ratios for the current rating. This could result from distributions or material acquisitions beyond our base case scenario.

Modifiers

Diversification portfolio effect:

Neutral Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

Related Criteria And Research

•        Hybrid Capital Handbook: September 2008 Edition, September 15, 2008

www.maalot.co.il	October 24, 2017 | 5

•        Use Of CreditWatch And Outlooks, September 14, 2009

•        Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•        Meth odo lo g y: T im elines s O F Pa ym en ts : G r ac e Perio ds , G uar ante es , An d Us e of ‘D’ and  ‘SD ‘ Rat in gs , October 24, 2013

•        Key Credit Factors For The Real Estate Industry, November 19, 2013

•        Group Rating Methodology, November 19, 2013

•        Corporate Methodology: Ratios And Adjustments, November 19, 2013

•        Corporate Methodology, November 19, 2013

•        Country Risk Assessment Methodology And Assumptions, November 19, 2013

•        Methodology: Industry Risk, November 19, 2013

•        National And Regional Scale Credit Ratings, September 22, 2014

•        Standard & Poor’s Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, September 22, 2014

•        Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•        S&P Global Ratings’ National And Regional Scale Mapping Tables, August 14, 2017

•        S&P Global Ratings Definitions, June 26, 2017

Rating Details (As of 24-Oct-2017)

CIM Commercial Trust Corporation Issuer rating(s) Local Currency LT	ilAA-/Stable

Issue rating(s) Preferred Shares Series L	ilA-

Rating History Local Currency Long Term	ilAA-/Stable

Other Details Time of the event	14:56 24/10/2017
Time when the analyst first learned of the event	14:56 24/10/2017

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Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

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Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 25, 2017

Registration Statement No. 333-218019

FREE WRITING PROSPECTUS

CIM Commercial Trust Corporation (the “Company” or “CMCT”) has filed a registration statement (including a prospectus) on Form S-11 (No. 333-218019) with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offerings. You may get these documents for free by visiting the Company’s website at http://investors.cimcommercial.com/index.cfm. Alternatively, Leumi Partners Underwriting Ltd will arrange for a prospectus to be sent to you if you request it by calling 972-3-5141290 or toll-free at 1-833-300-3008.

You may also access the prospectus for free on the SEC website at www.sec.gov at https://www.sec.gov/Archives/edgar/data/908311/000104746917006540/a2233623zs-11a.htm and on the Magna website at www.magna.isa.gov.il under the Company’s name.